                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           _________________________

                              AMENDMENT NO. 2 TO
                                  SCHEDULE TO
                                (Rule 14d-100)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              Acuson Corporation
                      (Name of Subject Company (Issuer))

                            Sigma Acquisition Corp.
                         a wholly-owned subsidiary of
                              Siemens Corporation
                    an indirect wholly-owned subsidiary of
                          Siemens Aktiengesellschaft
                     (Names of Filing Persons (Offerors))

                        Common Stock, $0.0001 par value
                        (Title of Class of Securities)

                                   005113105
                     (CUSIP Number of class of securities)

                                Kevin M. Royer
                              Siemens Corporation
                             153 East 53/rd/ Street
                           New York, New York 10022
                                (212) 258-4000
       (Name, Address and Telephone No. of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                with a copy to:
                              John A. Healy, Esq.
                      Clifford Chance Rogers & Wells LLP
                               200 Park Avenue,
                           New York, New York 10166
                                (212) 878-8000
                           _________________________

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
           Transaction Valuation                  Amount of Filing Fee
                $812,694,742                            $162,539*
--------------------------------------------------------------------------------

   * Previously paid.

   [_] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:


       [X] third-party tender offer subject to Rule 14d-1.
       [_] issuer tender offer subject to Rule 13e-4.
       [_] going-private transaction subject to Rule 13e-3.
       [_] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                        AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on October 5, 2000, as amended by Amendment No. 1 filed with the Commission on October 12, 2000 (the "Schedule TO"), relating to the offer by Sigma Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Parent"), which is an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), of Acuson Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase shares of series A preferred stock ("Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of November 5, 1998, between the Company and Fleet National Bank (f/k/a BankBoston, N.A.), as amended (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2).

Schedule TO

     The Schedule TO is hereby supplemented and/or amended as provided below.

Item 11.  Additional Information.

     Item 11 of the Schedule TO is amended by adding the following:

     For additional information regarding the clearance received from the German Federal Cartel Office, see the text of the press release filed as an exhibit hereto.

Item 12.  Exhibits.

     Item 12 of the Schedule TO is amended by adding the following:

       (a)(8) Press release issued by Siemens AG, dated October 12, 2000 announcing the receipt of clearance from the German Federal Cartel Office to proceed with the completion of the Offer and the Merger.

Offer to Purchase

     The Offer to Purchase is hereby supplemented and/or amended as provided below (Section references correspond to Sections in the Offer to Purchase):

     8. Certain Information Concerning the Company.

     The second to last paragraph under this Section is amended and restated in its entirety as follows:

          "The Company has advised Siemens AG, Parent and Purchaser that it does not as a matter of course make public any projections as to future performance or earnings, and the aforementioned projections are included in this Offer to Purchase solely because such information was provided to Parent, Siemens AG and their financial advisors during the course of Siemens AG's and Parent's evaluation of the Company. Siemens AG, Parent and Purchaser did not rely on such information in their valuation of the Company. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public

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          Accountants regarding projections or forecasts. The Company has advised Siemens AG, Parent and Purchaser that (i) its internal operating projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and (ii) the projections were based on a number of internal assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and some of which are beyond the control of the Company. Accordingly, there can be no assurance, and no representation or warranty is or has been made by any of the Company, Siemens AG, Parent, Purchaser or any of their representatives that actual results will not vary materially from those described above. The foregoing information is forward-looking in nature and inherently subject to significant uncertainties and contingencies, including industry performance, general business and economic conditions, currency exchange rates, customer requirements, competition, adverse changes in applicable laws, regulations or rules governing environmental, tax and accounting matters and other matters. The inclusion of this information should not be regarded as an indication that the Company, Siemens AG, Parent, Purchaser or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. None of Siemens AG, Parent, Purchaser or any of their respective financial advisors or the Dealer Manager assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described above. None of the Company, Siemens AG, Parent, Purchaser or any of their respective financial advisors or the Dealer Manager intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term). The projections have not been adjusted to reflect the effects of the Offer or the Merger."

     13. Certain Conditions of the Offer.

     The second to last paragraph under this Section is amended by adding the following sentence to the end of that paragraph:

          "Parent and Purchaser have been advised by the staff of the Commission that the staff takes the position that all conditions to the Offer must be satisfied or waived on or prior to the Expiration Date."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2000        SIGMA ACQUISITION CORP.

                              /s/ Michael W. Schiefen
                              ---------------------------------------
                              Name:  Michael W. Schiefen
                              Title: President

                              /s/ E. Robert Lupone
                              ---------------------------------------
                              Name:  E. Robert Lupone
                              Title: Vice President

                              SIEMENS CORPORATION

                              /s/ Michael W. Schiefen
                              ---------------------------------------
                              Name:  Michael W. Schiefen
                              Title: Vice President-Corporate Development

                              /s/ E. Robert Lupone
                              ---------------------------------------
                              Name:  E. Robert Lupone
                              Title: Senior Vice President, General Counsel and
                                     Secretary

                              SIEMENS AKTIENGESELLSCHAFT

                              /s/ Goetz Steinhardt
                              ---------------------------------------
                              Name:  Goetz Steinhardt
                              Title: Corporate Vice President, Medical
                                     Engineering Division of Siemens

                              /s/ Erich Reinhardt
                              ---------------------------------------
                              Name:  Erich Reinhardt
                              Title: Chief Executive Officer and Group
                                     President, Medical Engineering Division of
                                     Siemens

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